1. Name and Address of Reporting Person

       William P. Carmichael
       808 South Garfield
       Hinsdale, Illinois 60521

2. Issuer Name and Ticker or Trading Symbol

       Cobra Electronics Corporation
       COBR

3. IRS or Social Security Number of Reporting Person (Voluntary)

       ###-##-####

4. Statement for Month/Year

       March 1999

5. If Amendment, Date of Original (Month/Year)

       Not Applicable

6. Relationship of Reporting Person to Issuer

       xxx Director
           Officer (give title below)

       ___ 10 percent owner
       ___ Other (specify below)

7. Individual or Joint Group Filing (check applicable line)

       xxx Form filed for One Reporting Person
       ___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned

1. Title of Security - Common

2. Transaction Date  - March 18, 1999 and
                       March 22, 1999

3. Transaction Code  - P
                     - V

4. Securities Acquired (A) or Disposed of (D)

        Amount     - 7,000 and 3,000
        (A) or (D) - A and A
        Price      - $3.875 and 3.9583

5. Amount of Securities Beneficially Owned at End of Month

        20,000 shares

6. Ownership Form: Direct (D) or Indirect (I) - D

7. Nature of Indirect Beneficial Ownership    - Not applicable


TABLE II - DERIVATIVE SECURITES ACQUIRED, DISPOSED OF, OR
BENEFIFIALLY OWNED

1. Title of Derivatie Security - Not applicable

2. Conversion of Exercise Price of Derivative Security - Not applicable

3. Tracation Date - Not applicable

4. Transaction Code - Not applicable

5. Number of Derivative Securities Acquired (A) or Disposed of (D) - Not applicable

6. Date Exercisable and Expiration Date - Not applicable

/s/ William P. Carmichael               March 29, 1999
Signature of Reporting Person                Date